UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

TOWERSTREAM CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

892000308

(CUSIP Number)

April 2, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892000308

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,825

	6.	SHARED VOTING POWER 13,865 (1)

	7.	SOLE DISPOSITIVE POWER 11,825

	8.	SHARED DISPOSITIVE POWER 13,865 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,690 (2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.51% (based on 394,399 shares of common stock outstanding as of March 23, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 13,865 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Barry Honig is the trustee of 401K and in such capacity has voting and dispositive power over the securities held by such entity.

(2)	Represents (1) 11,825 shares of common stock held by Barry Honig and (ii) 13,865 shares of common stock held by 401K.

CUSIP No. 892000308

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 13,865 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 13,865 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,865 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.52% (based on 394,399 shares of common stock outstanding as of March 23, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Barry Honig is the trustee of 410K and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

Towerstream Corp., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

88 Silva Lane, Middletown, RI 02842

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K (“401K” and collectively, the “Reporting Persons”). Barry Honig is the trustee of 410K and in such capacity has voting and dispositive power over the securities held by such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. 401K is organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

892000308

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

All calculations of percentage ownership herein are based on a total of 394,399 shares of common stock of the Issuer as of March 23, 2018 (“Shares”), as disclosed on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 2, 2018.

Barry Honig is the direct owner of 11,825 shares of common stock constituting 2.99% of the Issuer’s outstanding common stock, and has the sole power to vote and dispose of such Securities.

401K is the direct owner of 13,865 shares of common stock constituting 3.52% of the Issuer’s outstanding common stock, and has the shared power to vote and dispose of such Securities.

Barry Honig is the trustee of 410K and in such capacity has the shared voting and dispositive power over the securities held by such entity.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2018
Date

/s/ Barry Honig
Signature

GRQ CONSULTANTS, INC. 401K

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title